Richard R. Cook
                          Attorney at Law
               P.O. Box 1929, DeLand,  FL 32721,
                         cookrr@cfl.rr.com
                            386-734-1116



Mark Webb, Legal Branch Chief
Eric Envall, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Floorplanning Co. , Inc.
Form 10-12B/A
Filed  June 4, 2009
File Number 001-34230

Dear Mr. Webb:

I hereby respectfully request on behalf of my client Lincoln Floorplanning Co., Inc the withdrawal of its registration statement on Form 10-12B/A, File No. 001-34230, as filed with the Securities and Exchange Commission on June 4, 2009.

 We wish to withdraw the registration on the grounds that the wrong template was used thus incorrectly designating the filing as a 10-12B/A instead of the correct designation as a 10-12G/A.

Lincoln subsequently filed the Form 10 with the correct 10-12G/A designation on June 8, 2009 with a file number of 000-53637.

Thank you.


Sincerely,



/s/ Richard R. Cook
Richard R. Cook
FL Bar number 254134